Mail Stop 4720

August 18, 2009

*By U.S. Mail and Facsimile to: (804) 783-7621*

Mr. G. William Beale
President and Chief Executive Officer
Union Bankshares Corporation
211 North Main Street
P.O. Box 446
Bowling Green, Virginia 22427

> **Re:     Union Bankshares Corporation**
> **Preliminary Proxy Statement filed June 30, 2009**
> **and Amended August 7, 2009**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Form 10-Q for the period ended June 30, 2009**
> **File No. 000-20293**

Dear Mr. Beale:

We have reviewed the above referenced filings, your August 7, 2009 letter responding to our July 21, 2009 comments and related materials and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A Amended Preliminary Proxy Materials

Management's Discussion and Analysis of Financial Condition and Results of Operations of First Market Bank, page 64

Six Month Periods Ended June 30, 2009 and 2008

Balance Sheet

Asset Quality, page 75

1.  We note the last paragraph on page 77 states a nonaccrual loan for $4.2 million relates to a construction company that declared bankruptcy during the second quarter of 2009. We note the borrower is working with management and is petitioning the bankruptcy court to improve the bank's collateral position and reduce or mitigate loss to the bank. Please tell us and revise this section to discuss the following:

    *   The effects of the bankruptcy proceedings on the Company's SFAS 114 analysis with respect to the collectability of all contractual amounts due on the loan and its ability to fully recover from the sale of any underlying collateral.

    *   Discuss how the increased probability of loss to the bank has affected the provision and allowance for loan losses considering the inherent credit risk of this construction loan.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 82

2.  We refer to your response to the second bullet point of comment 25 regarding the $27 million adjustment reducing your loan portfolio and to the revised disclosure in footnote (2) on page 83 which eliminates the reference to credit quality and refers only to the interest rate portion of the fair valuation adjustment to the loan portfolio. We also note your response states the adjustment was determined using an approach that estimates expected cash flows over the life of the portfolio as opposed to the incurred loss model for determining the allowance for loan losses. Please revise the footnote to provide the following information:

    *   State why this adjustment is necessary to provide a fair value measure under SFAS 141R acquisition accounting requirements in addition to adjustment (3) which eliminates the allowance for loan losses of $14 million.

    *   Describe the difference in the fair valuation methodology used to determine acquisition-date-fair value, as defined in paragraph 3.i of SFAS 141R as compared to the incurred loss model used in the historical financial statements to value the loan portfolio through the allowance for loan losses.

- Refer to the valuation methodology used to fair value the acquired loan portfolio considering the acceptable valuation techniques described in paragraphs 18 of SFAS 157 which includes the income approach based on discounted expected future cash flows utilizing an effective interest rate at the acquisition date.

- Describe the basic inputs and assumption used in your valuation methodology considering the components of present value measurements described in Appendix B, Present Value Techniques of SFAS 157.

- State the related account that is debited as a result of the credit reduction to the loan portfolio.

Unaudited Financial Statements as of June 30, 2009

Note 2, Recent Accounting Pronouncements, page F-59

3.      We note you state you have not early adopted the following accounting pronouncements that are effective for interim and annual periods ending after June 15, 2009:

- FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"

- FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments."

- FSP FAS 115-1 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments"

Considering these pronouncements were required to be have been adopted during the interim financial period ended June 30, 2009, please revise your interim financial statements to provide the required revised disclosure in Note 3, Investments on page F-60 and in a new footnote that provides the full SFAS 157 and SFAS 107 fair value disclosure.

Form 10-Q for the period ended June 30, 2009

Financial Statements

Note 9, Recent Accounting Pronouncements, page 10

4.      We note there is no disclosure in the footnote with respect to the adoption of FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" which is effective for interim and annual reporting periods ending after June 15,

2009.  Please tell us and in future filings confirm your adoption of the accounting pronouncement and discuss the impact of its adoption on your financial position and operating results.

Note 13, Fair Value Measurements, page 14

5.      We refer to the "Securities available for sale" section on page 14  that states that if quoted market prices are not available,  then fair values are measured utilizing "independent valuation techniques of identical or similar securities".   Please tell us and in future filings expand this section to discuss the specific valuation methodologies used to fair value these securities considering the valuation techniques guidelines in paragraphs 18 to 20 of SFAS 157.

* * *

Closing Comments

As appropriate, please amend your filings and respond to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions on accounting matters to Edwin Adames at 202-551-3447, or to Amit Pande, Accounting Branch Chief, at 202-551-3423.  Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3698.

Sincerely,

Mark Webb
Branch Chief

cc:     Scott Richter, Esq.
        LeClair Ryan
        951 East Byrd Street, Eighth Floor
        Richmond, Virginia 23219